                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                       Metro One Telecommunications, Inc.
                       ----------------------------------
                                (Name of Issuer)

                      Common Stock, No par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    59163F105
                               -------------------
                                 (CUSIP Number)

                                 Maire Laitinen
                               Sonera Corporation
                                Teollisuuskatu 15
                             P.O. Box 106, FIN-00051
                                Helsinki, Finland
                                   +358-204-01
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                            Richard M. Stolbach, Esq.
                                Patton Boggs LLP
                                2550 M Street, NW
                              Washington, DC 20037
                                 (202) 457-6000

                                FEBRUARY 2, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes to Schedule 13D).


                               Page 1 of 11 Pages

--------------------------------------------------------------------------------
CUSIP No. 59163F105               SCHEDULE 13D               Page 2 of 11 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Sonera Corporation

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) / /
                                                                       (b) / /

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         [WC]

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Finland


--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF

         SHARES                             4,000,000
                                    --------------------------------------------
                                    8)      SHARED VOTING POWER
         BENEFICIALLY

         OWNED BY                           0
                                    --------------------------------------------
                                    9)      SOLE DISPOSITIVE POWER
         EACH

         REPORTING                          4,000,000
                                    --------------------------------------------
                                    10)     SHARED DISPOSITIVE POWER
         PERSON

         WITH                               0
                                    --------------------------------------------


--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,000,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         25.5%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

                               Page 2 of 11 Pages

--------------------------------------------------------------------------------
CUSIP No. 59163F105                SCHEDULE 13D               Page 3 of 11 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Sonera Media Holding B.V.

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)/ /
                                                                     (b)/ /

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         AF

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Netherlands


--------------------------------------------------------------------------------
                                    7)      SOLE VOTING POWER
         NUMBER OF

         SHARES                             4,000,000
                                    --------------------------------------------
                                    8)      SHARED VOTING POWER
         BENEFICIALLY

         OWNED BY                           0
                                    --------------------------------------------
                                    9)      SOLE DISPOSITIVE POWER
         EACH

         REPORTING                          4,000,000
                                    --------------------------------------------
                                    10)     SHARED DISPOSITIVE POWER
         PERSON

         WITH                               0
                                    --------------------------------------------


--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,000,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         25.5%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

                               Page 3 of 11 Pages

                                  SCHEDULE 13D
                       METRO ONE TELECOMMUNICATIONS, INC.

         This statement on Schedule 13D is filed by Sonera Corporation and Sonera Media Holding B.V.

ITEM 1.           SECURITY AND ISSUER

         This Statement on Schedule 13D ("Schedule 13D") relates to shares of common stock (the "Common Shares") of Metro One Telecommunications, Inc., an Oregon corporation, (the "Company"), no par value. The address of the principal executive office of the Company is 11200 Murray Scholls Place, Beaverton, Oregon 97007.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) This Schedule 13D is being filed by Sonera Corporation, a Finnish limited liability company ("Sonera") and its wholly owned subsidiary Sonera Media Holding B.V. ("Sonera B.V."). The members of the supervisory board of Sonera, and their principal occupation or employment, are:

                  NAME                                   PRINCIPAL OCCUPATION
        Pauli Saapunki, chairman..................       Member of Parliament
        Pirjo-Riitta Antvuori, vice chairman......       Member of Parliament
        Liisa Hyssala.............................       Member of Parliament
        Olavi Tonteri.............................       Colonel, Finnish Defense Forces
        Leenamaija Otala..........................       Docent, Pro Competence Oy
        Tuomas Harpf..............................       Managing Director, Suomen Viestintarahoitus Oy
        Arja Alho.................................       Master of Political Science
        Reino Ojala...............................       Special Advisor
        Helena Vartiainen.........................       Chairman of City Council
        Tarja Cronberg............................       Executive Director, Council of North Karelia region
        Tapio Hintikka............................       President and CEO, Oyj Hackman Abp
        Raimo Kantola.............................       Professor, Helsinki University of Technology
        Tarmo Eskola .............................       IT Director, UPM-Kymmene Corporation
        Ritva Rastimo.............................       Managing Director, Espoo Chamber of Commerce
        Max Mickelsson............................       Secretary General for the Parliamentary Group of the
                                                         National Coalition Party
        Erik Lindfors.............................       Secretary, Metal Workers' Union
        Max Arhippainen...........................       Senior Economist, Pellervo Economic Research Institute
        Bjarne Kallis.............................       Member of Parliament
        Mauri Salo................................       Member of Parliament

                               Page 4 of 11 Pages

        Lasse Viren...............................       Member of Parliament


     The members of the board of directors of Sonera and their principal occupation or employment are:

        Markku Talonen............................       Chairman
        Liisa Joronen.............................       Vice Chairman
        Kalevi Alestalo...........................       Director
        Reijo Sulonen.............................       Director
        Jussi Lansio..............................       Director
        Tapio Vaahtokivi..........................       Director, employee representative
        Kari Vilkman..............................       Director, employee representative

                  MARKKU TALONEN has been the chairman of the board of directors of Sonera since 1998, and, prior to the demerger, was the chairman of the board of directors of PT Finland.

                  LIISA JORONEN has been the vice chairman of the board of directors of Sonera since 1998, and, prior to the demerger, was a member of the board of directors of PT Finland. In addition, Ms. Joronen is the chairman of the board of directors of SOL Corporation and a member of the supervisory boards of Merita Bank plc and llmarinen Mutual Pension Insurance Company.

                  KALEVI ALESTALO has been a member of the board of directors of the Sonera since 1998. Mr. Alestalo is the consultant counselor of the Ministry of Transport and Communications.

                  REIJO SULONEN has been a member of the board of directors of Sonera since 1998, and, prior to the demerger, was a member of the board of directors of PT Finland. Mr. Sulonen serves as a professor at the Helsinki University of Technology. In addition, he is a member of the Boards of Directors of a number of Finnish information and other technology related companies.

                  JUSSI LANSIO has been a member of the board of directors of Sonera since March 2000. Mr. Lansio is the managing director of Oyj Hartwall Abp.

                  TAPIO VAAHTOKIVI has been an employee representative on the board of directors of Sonera since 1998, and, prior to the demerger, was an employee representative on the board of directors of Telecom Finland. Mr. Vaahtokivi is the chairman of Telecommunications Union, a labor union for telecommunications employees.

                  KARI VILKMAN has been an employee representative on the board of directors of Sonera since 1998, and, prior to the demerger, was an employee representative on the board of directors of Telecom Finland.

                               Page 5 of 11 Pages

                  The executive officers of Sonera are:

        Kaj-Erik Relander.........................       President and chief executive officer
        Aimo Eloholma.............................       Executive vice president
        Juha Varelius.............................       Executive vice president
        Kim Ignatius..............................       Executive vice president
        Harri Hollmen.............................       Executive vice president
        Jari Jaakkola.............................       Executive vice president

                  KAJ-ERIK RLANDER is the president and chief executive officer of Sonera and previously served as Sonera's deputy chief executive officer. Prior to joining Sonera in 1994, Mr. Relander worked for SITRA, a Finnish private equity fund.

                  AIMO ELOHOLMA is the executive vice president of Sonera responsible for Telecom Operations. Mr. Eloholma joined Sonera in 1974 and he has held a number of positions in various fields of operation, including data communications, business development and sales and marketing.

                  JUHA VARELIUS is the executive vice president of Sonera responsible for Sonera Services and Mobile Operations in the Mobile&Media business area. Mr. Varelius joined Sonera in 1993. Prior to joining Sonera he worked for KPMG Wideri Oy.

                  KIM IGNATIUS is the executive vice president and chief financial officer of Sonera. Prior to joining Sonera on April 1, 2000, Mr. Ignatius worked for Tamro Group, a Nordic company distributing pharmaceuticals, and marketing and distributing medical and laboratory equipment and supplies.

                  HARRI HOLLMEN is the executive vice president of Sonera responsible for Sonera International Mobile Operations and Sonera Plaza, an online service provider. Prior to joining Sonera on April 10, 2000, Mr. Hollmen worked for Leonia Group, a Finnish bank.

                  JARI JAAKKOLA is the executive vice president of Sonera responsible for Corporate Communications & IR. Prior to joining Sonera on August 1997, Mr. Jaakkola worked for Metsa-Serla Corporation, Kauppamainos Bozell Advertising Agency and Rauma-Repola Corporation.

                  (b), (c) and (f) The address of Sonera and its supervisors, directors and executive officers is Teollisuuskatu 15, P.O. Box 106, FIN-00051, Helsinki, Finland. Sonera is a limited liability company organized under the laws of the Republic of Finland. Each supervisor, director and executive officer of Sonera is a citizen of the Republic of Finland. Sonera's principal business is telecommunications.

                  The address of Sonera B.V. and its directors and executive officers is Rivium Quadrant 58, [2909 LC] Cabelle aan den IJssel, the Netherlands. Sonera B.V. is a limited liability company organized under the laws of the Netherlands. The managing directors of Sonera B.V. are Jacques Andre Martin Bruins Slott (a citizen of the Netherlands), Maire Laitinen

                               Page 6 of 11 Pages

(a citizen of the Republic of Finland), and Reetta-Leena Rossi-Luck (a citizen of the Republic of Finland). Sonera B.V.'s principal business is telecommunications.

                  (d) and (e) During the past five years, none of Sonera, Sonera B.V. or their supervisors, directors or executive officers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The source of the funds used by Sonera to purchase the securities of the Company was working capital. The amount of funds used by Sonera to purchase the securities was U.S. $68,000,000.

ITEM 4.           PURPOSE OF THE TRANSACTION.

                  The acquisition of Common Shares by Sonera B.V. was made for investment purposes. Sonera and Sonera B.V. may acquire or dispose of securities of the Company, including Common Shares, directly or indirectly, in open-market or privately negotiated transactions subject to certain limitations, depending upon the evaluation of the performance and prospects of the Company by the Sonera, and Sonera B.V. and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

                  Except for the foregoing and as disclosed below, Sonera and Sonera B.V. do not have any present plans or proposals which relate to or would result in any of the following actions or events:

     - the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

     - an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

     - a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     - any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     - any material change in the present capitalization or dividend policy of the Company;

                               Page 7 of 11 Pages

     - any other material change in the Company's business or corporate structure;

     - changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     - causing a class of securities by the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     - a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     -    any action similar to any of those enumerated above.

                  As discussed below, the Company and Sonera B.V. have agreed that Sonera B.V. may designate 2 people to sit on the board of directors of the Company subject to certain limitations as described in the Investment Agreement (as defined below).


ITEM 5.           INTEREST IN SECURITIES OF ISSUER.

                  (a) Sonera and Sonera B.V. are the beneficial owners of 4,000,000 (25.5%) of Common Shares. The number of shares beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Exchange Act. There were 11,692,446 Common Shares of the Company outstanding as of November 8, 2000 as reported in the Company's Quarterly Report of Form 10-Q filed with the Securities and Exchange Commission on November 14, 2000.

                  (b) Sonera B.V. has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 4,000,000 of Common Shares beneficially owned by it. Sonera B.V. is the wholly owned subsidiary of Sonera.

                  (c) Not Applicable

                  (d) Not Applicable

                  (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  On November 8, 2000, Metro One Telecommunications, Inc. and Sonera B.V., a company organized under the laws of the Netherlands, entered into a Stock Purchase Agreement (the "Purchase Agreement"), pursuant to which Sonera agreed to purchase from the Company 4,000,000 of its Common Shares for an aggregate purchase price of U.S. $68 million, or U.S. $17 per share, representing after the purchase approximately 25.5% of the outstanding Common

                               Page 8 of 11 Pages

Shares of the Company. Sonera B.V. is a wholly-owned subsidiary of Sonera Corporation, a limited liability company organized under the laws of Finland, which has guaranteed the obligations of Sonera under the Purchase Agreement.

                  The Investment Agreement entered into by the Company and Sonera B.V. dated February 2, 2001 (the "Investment Agreement") provides, among other things, for the following:

     1. Designation of Directors. The number of members of the Company's Board of Directors has been increased to seven, and two directors designated by Sonera have been added to the Board.

     2. Sonera's Purchase Rights. If, at any time prior to the eighth anniversary of the closing of the stock acquisition, the Company proposes to issue or sell for cash any Common Shares, or securities convertible into or exchangeable for Common Shares, Sonera will have the right to purchase all or a portion of these securities under certain circumstances, subject to the overall limitation on Sonera's maximum percentage interest described below. The shares purchased by Sonera under the Purchase Agreement and any shares purchased pursuant to Sonera's purchase rights are sometimes referred to as the "Purchased Shares".

     3. Standstill. Prior to the third anniversary of the closing of the stock acquisition, Sonera is prohibited from acquiring an interest greater than 33% of the Company's common stock on a fully-diluted basis and from taking certain other actions with respect to the Company, except in limited circumstances including a tender offer or acquisition by a third person or group of an interest representing over 33% of the Company on a fully-diluted basis.

     4. Restriction on Transfers of Purchased Shares. Except with respect to transfers to permitted affiliated transferees and in certain other limited circumstances, Sonera is prohibited from transferring any Purchased Shares prior to the third anniversary of the closing of the stock acquisition; provided, however, that shares may be sold under certain limited circumstances and, after the second anniversary of the closing of the stock acquisition, pursuant to Rule 144 under the Securities Act of 1933, as amended (the "1933 Act"), or in an offering registered under the 1933 Act pursuant to the Registration Rights Agreement between Sonera Media Holding, B.V. and Metro One Telecommunications, Inc. dated as of February 2, 2001 ("Registration Rights Agreement"). From the third to the eighth anniversary of the closing of the stock acquisition, if Sonera seeks to transfer any Purchased Shares to a nonaffiliated transferee, the Company has the right to purchase all or designated blocks of the Purchased Shares under certain circumstances.

                               Page 9 of 11 Pages

     5. Sonera Participation in Certain Disposition Transactions. If the Company initiates any process to effect a change in control (as defined in the Investment Agreement), Sonera has the right to participate on at least an equal basis with any other third party participants in such negotiations. If the Company effects a change in control, Sonera has tag-along rights and the Company has drag-along rights with respect thereto, with certain limitations.

     6. Certain Transactions Involving Sonera. In the event that Sonera enters into a transaction that results in a change in control (as defined in the Investment Agreement), and such transaction involves a competitor (as defined in the Investment Agreement), the Company has the right to purchase the Purchased Shares from Sonera or require Sonera to use its reasonable best efforts to transfer the Purchased Shares to a third person or persons who are not competitors.

         Certain of the foregoing rights are subject to termination upon the occurrence of certain events, such as the failure of Sonera to maintain a specified number of Purchased Shares or the passage of time.

                  The Registration Rights Agreement entered into by the Company and Sonera provides Sonera (and its permitted affiliated transferees and certain other transferees) with three demand registrations and five piggyback registrations under the 1933 Act with respect to the Purchased Shares. These rights may be exercised at any time on or after the second anniversary of the closing of the stock acquisition, or earlier under certain circumstances. These rights do not expire but are subject to termination in certain circumstances.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Stock Purchase Agreement between Sonera Media Holding, B.V. and Metro One Telecommunications, Inc.

                  2. The Investment Agreement between Sonera Media Holding, B.V. and Metro One Telecommunications, Inc.

                  3. The Registration Rights Agreement between Sonera Media Holding, B.V. and Metro One Telecommunications, Inc.


-------------------------------


                               Page 10 of 11 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February __, 2001                    SONERA CORPORATION


                                            By: /s/ MAIRE LAITINEN
                                                --------------------------------
                                                Title: General Counsel




                                            SONERA MEDIA HOLDING, B.V.


                                            By: /s/ JEROEN BRUINS-SLOTT
                                                --------------------------------
                                                Title: General Counsel



                               Page 11 of 11 Pages